NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail 82-1252

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W. – Mail Stop 3-2
Washington, D.C. 20549-0302
U.S.A.

Vevey, December 15, 2005
FXP/uwu

Nestlé S.A. – Today's Press Release

Dear Madam:
Dear Sir:

According to Securities Exchange Act rules, please find enclosed today's press release issued by Nestlé S.A.

Yours sincerely,

F.X.P.

F.X. Perroud
Vice President

Encl.

dlw 12/30

Nestlé

PRESS RELEASE

Nestlé and Lactalis Plan Common European Chilled Dairy Business

Vevey, December 15, 2005 – Nestlé S.A. and the French-based Groupe Lactalis are planning to establish a common business in the chilled dairy sector in Europe. Subject to employee consultations and regulatory requirements, the proposal is to be implemented in the course of 2006. Assuming completion, Nestlé will hold 40% of the proposed venture's shares while Lactalis will hold 60%. The proposed new organization will be managed by a board composed of senior executives from both partners, with Lactalis in a majority.

The proposed venture will cover a wide range of chilled dairy products, such as yoghurts and desserts, with current and future products carrying the NESTLÉ corporate umbrella brand, along with other trade marks such as LA LAITIÈRE, SVELTESSE, YOCO, FRUTTOLO, MUNCH BUNCH, SKI, B'A and BRIDELICE. Operations will cover EU countries, as well as Switzerland and Norway.

With sales of about € 1.5 billion in its first year of operation and a strong portfolio of brands and customer relationships, the proposed venture will strengthen the competitive position of Nestlé's European chilled dairy business, enabling it to make a significant contribution to Nestlé's transformation into a nutrition, health and wellness company.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé S.A.: "This venture with a respected and successful French company will create a strong, European champion in the yoghurt and chilled dessert markets, allowing us to compete profitably in a category of strategic importance for Nestlé."

Emmanuel Besnier, Chairman of the Supervisory Board of Groupe Lactalis: "I am delighted to be in discussion with Nestlé, a company with which we have a long-standing relationship. Groupe Lactalis' marketing and commercial skills, efficient manufacturing and supply chain expertise perfectly match the strengths of Nestlé's brand portfolio and world-class research and development network."

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*